FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

{X}	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

{_}	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIESEXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission file number 1-13934

A.	Full title of the plan:

SKYWAY AIRLINES, INC. 401(K) PLAN
(f/k/a Astral Aviation, Inc. 401(k) Plan)

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

MIDWEST AIR GROUP, INC.
(f/k/a Midwest Express Holdings, Inc.)
6744 South Howell Avenue
Oak Creek, Wisconsin 53154-1402

REQUIRED INFORMATION

        The following financial statements and schedules of the Skyway Airlines, Inc. 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith. Deloitte & Touche LLP, the current independent auditor for the Plan, audited the financial statements and schedules as of and for the year ended December 31, 2003. The former independent auditor for the Plan, McGladrey & Pullen, LLP, audited the financial statements and schedules as of and for the year ended December 31, 2002.

SKYWAY AIRLINES, INC. 401(K) PLAN
(Formerly Astral Aviation, Inc. 401(k) Plan)

Financial Statements for the Years Ended
December 31, 2003 and 2002, Supplemental
Schedule as of December 31, 2003 and
Reports of Independent Registered Public
Accounting Firm

SKYWAY AIRLINES, INC. 401(K) PLAN
(Formerly Astral Aviation, Inc. 401(k) Plan)

TABLE OF CONTENTS

Page
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits
as of December 31, 2003 and 2002	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended
December 31, 2003	4
Notes to Financial Statements	5-8
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
as of December 31, 2003	9

All other schedules required by Section 2530.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors of Midwest Air Group, Inc.
   and the Trustees and Participants in the
   Skyway Airlines Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Skyway Airlines, Inc. 401(k) Plan (the “Plan”) (formerly the Astral Aviation, Inc. 401(k) Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the 2003 basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2003 basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
May 20, 2004

[McGladrey & Pullen LLP Logo]

REPORT OF INDEPENDENT PUBLIC REGISTERED ACCOUNTING FIRM

To the Plan
Astral Aviation, Inc. 401(k) Plan
Oak Creek, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Astral Aviation, Inc. 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey &Pullen, LLP
Madison, Wisconsin
May 29, 2003

SKYWAY AIRLINES, INC. 401(K) PLAN
(Formerly Astral Aviation, Inc. 401(k) Plan)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments, at fair value:
Investment in Master Trust	$295,909	$266,045
Mutual funds	3,092,442	2,106,910
Common collective funds	315,443	234,722
Participant loans	15,563	33,783

Total investments	3,719,357	2,641,460
Receivables:
Contributions receivable	15,304	--
Accrued interest and dividends	2,049	1,967

Total receivables	17,353	1,967

NET ASSETS AVAILABLE FOR BENEFITS	$3,736,710	$2,643,427

See notes to financial statements.

SKYWAY AIRLINES, INC. 401(K) PLAN
(Formerly Astral Aviation, Inc. 401(k) Plan)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Investment income:
Interest in earnings of master trust	$14,641
Net appreciation in fair value of other investments	584,169
Interest and dividends	42,371

Net investment income	641,181

Contributions:
Employer	119,813
Participants	604,923
Participant rollovers	--
Net transfers from Midwest Airlines Savings and Investment Plan	29,803

Total contributions	754,539

Total additions	1,395,720

DEDUCTIONS:
Distributions to participants	302,437

NET INCREASE	1,093,283

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning	2,643,427

Ending	$3,736,710

See notes to financial statements.

SKYWAY AIRLINES, INC. 401(k) PLAN
(Formerly Astral Aviation, Inc. 401(k) Plan)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	PLAN DESCRIPTION

The following brief description of the Skyway Airlines, Inc. 401(k) Plan (the “Plan”) is provided for general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution 401(k) savings plan covering certain employees of Skyway Airlines, Inc. (the “Company”) (formerly Astral Aviation, Inc.). Substantially all salaried and hourly employees are eligible to participate after completing three consecutive months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2002, the Plan changed it’s name to Skyway Airlines, Inc. 401(k) Plan.

Contributions—Each year participants may contribute up to 50% of their pretax annual compensation as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants are also allowed to make after-tax contributions, subject to IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company makes an annual matching contribution equal to 25 percent of the first 10 percent of base compensation. Contributions are subject to certain limitations.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions and allocations of Company contributions, Plan earnings, and charged with withdrawals and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Company contributions plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service per the schedule below, upon death, total disability, or attainment of the age of 65, in the employer’s matching contribution portion of their account.

Years of Service	Percentage
Less than 2	0%
2	25%
3	50%
4	75%
5	100%

Investment Options—Except for the initial profit sharing contribution (prior to July 10, 2003), participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options daily.

Certain participants from a prior plan with a prior parent company of the Company have investments in Kimberly Clark Corporation common stock. Participants are able to keep their balances in this investment, however it is no longer an investment option available to participants.

Effective July 10, 2003, the Company approved the suspension of the Midwest Air Group, Inc. Common Stock Fund as an investment option, until further notice. For those participants that designated the Midwest Air Group, Inc. Common Stock Fund as an investment option, as of July 10, 2003, contributions are invested in the M&I Stable Principal Fund unless otherwise directed by the participant. Participants have the option of leaving their existing balance in the Midwest Air Group, Inc. Common Stock Fund or transferring all or part of the balance to another investment option offered by the Plan as of the date noted above.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.75 percent to 9.5 percent and 4.75 percent to 9.13 percent at December 31, 2003 and 2002, respectively, which are commensurate with prevailing rates for commercial loans as determined by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits—Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2. Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions only. Their after-tax contribution account may be withdrawn for any reason. Participant’s vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $5,000. If the balance exceeds $5,000, distribution will be made only if the participants consent.

Forfeited Accounts—At December 31, 2003 and 2002 forfeited nonvested accounts totaled $14,000 and $11,000, respectively. These accounts will be used to reduce future employer contributions.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Interest in Master Trust—The Plan participates in the Midwest Express Holdings, Inc. Master Trust (the “Master Trust”), which was established as of January 1, 1997, to hold the Plan’s and an affiliate’s plan investments in the common stock of the Midwest Air Group, the Company’s parent company, and the common stock of Kimberly-Clark Corporation (the Company’s prior parent Company). Investment income, realized gains and losses on investment transactions, expenses, and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to Plan participants and for contributions made to the Plan.

Investment Valuation and Income Recognition—Investments are stated at fair value based on quoted or reported market values. Participant loans are valued at the outstanding loan balance. The Plan invests in the M&I Stable Principal Fund, a common collective trust that invests in fully benefit responsive guaranteed investment contracts (“GICs”). The GICs are recorded at contract value which approximates fair value. Purchases and sales of securities are recorded on a trade date basis, interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expense—The Company generally pays the administrative expenses of the Plan. Although the Company has the option to have expenses paid by the Plan. During 2003, administrative expenses were paid by the Company.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Transfers—The Company also sponsors another defined contribution plan. As employees change their status with Company, their account balances are transferred to the appropriate plan.

Reclassifications—Certain reclassifications have been made to the 2002 amounts to conform to the 2003 presentation.

3.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of funds and units of common collective funds managed by Marshall & Ilsley (“M&I”) Trust Company. M&I Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. In addition, certain investments in the Master Trust are Midwest Air Group, Inc. common stock, the Plan sponsor’s parent company.

4.	INTEREST IN MASTER TRUST

Investments held in the Master Trust at December 31, 2003 and 2002 were as follows:

	2003	2002
Cash and cash equivalents	$630,784	$484,326
Midwest Air Group, Inc. common stock	3,600,569	5,295,045
Kimberly-Clark Corporation common stock	15,614,946	13,262,026
Due from broker	--	45,341
Accrued interest income	64,709	84,380

Total investments	$19,911,008	$19,171,118

As of December 31, 2003 and 2002, the Master Trust held 855,242 and 989,728 shares, respectively, of Midwest Air Group, Inc. common stock.

The Plan’s interest in the Master Trust as a percentage of net assets of the Master Trust was approximately 1 percent at December 31, 2003 and 2002.

The net investment gain of the Master Trust for the year ended December 31, 2003 was as follows:

Net appreciation in fair value of investments - common stocks	$1,843,818
Interest and dividends	401,988

Net investment gain	$2,245,806

5.	INVESTMENTS

The fair value of investments that individually represent 5 percent or more of the Plan’s net assets consisted of the following as of December 31, 2003 and 2002:

	2003	2002
Fidelity Magellan Fund	$828,733	$594,923
Fidelity Puritan Fund	331,002	229,255
Fidelity Managers Special Equity Fund	538,281	332,290
Marshall Mid Cap Growth Fund*	560,059	425,727
Kimberly-Clark Corporation Common Stock	196,397	150,291
Marshall Equity Income Fund*	212,510	164,371
Vanguard Total Bond Market Index Fund	246,997	249,890
M&I Stable Principal Fund*	312,280	234,722

*Party-in-interest

The Plan’s investments (except investment in Master Trust) including those bought, sold, and held during the year ended December 31, 2003, appreciated in value as follows:

Common collective stock	$558
Mutual Funds	583,611

Net appreciation in fair value of other investments	$584,169

6.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

7.	TAX STATUS

The Internal Revenue Service has determined and informed Skyway Airlines by a letter dated September 14, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has applied for but has not received a new determination letter. However, the Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan is to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

SKYWAY AIRLINES, INC. 401(K) PLAN
(Formerly Astral Aviation, Inc. 401(k) Plan)

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
DECEMBER 31, 2003

Description	Current Value
Interest in Midwest Express Holdings, Inc. Master
Trust; 1% interest*	$295,909
Common collective funds:
M&I Stable Principle Fund*	312,280
M&I Diversified Stock Portfolio*	3,163
Mutual funds:
Fidelity Magellan Fund	828,733
Fidelity Puritan Fund	331,002
Fidelity Managers Special Equity Fund	538,281
Marshall International Fund*	161,596
Marshall Mid Cap Growth Fund*	560,059
Marshall Equity Income Fund*	212,510
Vanguard Total Bond Market Index Fund	246,997
ABN AMRO Growth Fund	15,782
Marshall Mid-Cap Value Fund	76,121
Strong Advisor Small Cap Value	73,221
Vanguard 500 Index	48,140
Participant loans; interest at rates ranging from 4.75% and 9.50%	15,563

Total investments	$3,719,357

*Party-in-interest

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the Skyway Airlines, Inc. 401(k) Plan Advisory Committee, which administers the plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SKYWAY AIRLINES, INC. 401(K) PLAN
June 25, 2004	By: /s/ Robert S. Bahlman
Robert S. Bahlman
Member of the Skyway Airlines, Inc.
401(k) Plan Advisory Committee

EXHIBIT INDEX
SKYWAY AIRLINES INC. 401(K) PLAN
FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

Exhibit No.	Description

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of McGladrey & Pullen, LLP.